Dashible, Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period February 19, 2019 (Inception) to December 31, 2019
Revenue	$ 624
Expenses:	
Advertising and promotion	7,471
Software and Technology	17,125
Meals and Entertainment	1,076
Contractors	590
Professional fees	1,960
Office supplies	35
Bank Charges & Fees	98
Transportation cost	108
Total Expenses	28,462
Net loss	$ (27,838)